

August 6, 2024

Lingyi Kong
Chief Executive Officer
Erayak Power Solution Group Inc.
No. 528, 4th Avenue
Binhai Industrial Park
Wenzhou, Zhejiang Province
People's Republic of China 325025

      Re: Erayak Power Solution Group Inc.
          Registration Statement on Form F-3
          Filed August 1, 2024
          File No. 333-281181

Dear Lingyi Kong:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Erin Donahue at 202-551-6063 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing